Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 O: 212.999.5800 F: 212.999.5899

September 15, 2021

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Gary Guttenberg

Ibolya Ignat

Irene Paik

Kevin Vaughn

Re:	Babylon Holdings Limited

Amendment No. 2 to Registration Statement on Form F-4

Filed August 24, 2021

File No. 333-257694

Ladies and Gentlemen:

On behalf of our client, Babylon Holdings Limited (the “Company”), we submit this letter in response to the comments contained in the letter dated September 8, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities Exchange Commission relating to the above referenced Amendment No. 2 to Registration Statement on Form F-4 as filed by the Company on August 24, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) marked in accordance with Regulation S-T Item 310. Given the current concerns about public health, we have not submitted paper copies of this letter or Amendment No. 3 to the Staff, but we are happy to provide upon your request.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.

U.S. Securities and Exchange Commission

September 15, 2021

Amendment No. 2 to Registration Statement on Form F-4 filed on August 24, 2021

Proposal One—The Business Combination Proposal

Unaudited Projected Financial Information, page 130

1. We note you present key elements of projections provided by management to Alkuri. Please address each of the following:

•	Recaption the title for your “% margin” metric to make it clear that is ratio is calculated as adjusted EBITDA as a percentage of revenue.

•	Expand your presentation to also present projections of net income or loss as well as net income or loss as a percentage of revenue. Refer to Item 10(b) of Regulation S-K.

Response to Comment 1:

The Company has revised page 134 of Amendment No. 3 in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 161

2. We note your response to prior comment 9; however, if you do not commit to obtaining a tax opinion supporting the legal conclusion in your filing that you “intend” the merger to be a “reorganization” under Section 368(a) of the Tax Code, and therefore tax-free to a U.S. holder, it is inappropriate to make such a conclusion. See Item 601(b)(8) of Regulation S-K and, for further guidance, Staff Legal Bulletin No. 19 (October 14, 2011). If you are unable to obtain such a tax opinion because there is significant uncertainty relating to such a conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why.

Response to Comment 2:

The Company has included an opinion of counsel as Exhibit 8.1 to Amendment No. 3.

Babylon Holdings Limited Audited Consolidated Financial Statements

Consolidated Statement of Profit and Loss and Other Comprehensive Loss for the years ended December 31, 2020 and 2019, page F-3

3. Please address the following regarding your response to prior comment 8, including the revisions to the document:

•

You state that your intention is to present your R&D and Technology expenses on a functional basis. We continue to believe that the activities reflected in this line item relate to two separate functions (costs related to existing revenue streams versus costs related to research and development of future revenue streams). Accordingly, we believe IAS 1 would require separate line item presentations for each of these functions. Please revise accordingly.

U.S. Securities and Exchange Commission

September 15, 2021

•	To the extent you continue to believe these functions are appropriately presented in a single line item, please provide us with a quantified breakdown of the components of this line item.

•	Further, for each of those components, clearly identify the extent to which it relates to current revenue streams versus future revenue streams.

Response to Comment 3:

The Company has revised pages 226, 230-232, F-4 and F-32 of Amendment No. 3 in response to the Staff’s comment.

Alkuri Global Acquisition Corp. Unaudited Condensed Financial Statements, page F-91

4.	Please revise to provide the updated interim financial statements for Alkuri Global Acquisition Corp. for the quarter ended on June 30, 2021.

Response to Comment 4:

The Company has included the requested unaudited interim financial statements in Amendment No. 3 in response to the Staff’s comment.

* * * * *

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at mlabriola@wsgr.com or 202-973-8823.

Respectfully Submitted,

/s/ Michael Labriola

Michael Labriola
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Ali Parsadoust, Babylon Holdings Limited

Charlie Steel, Babylon Holdings Limited

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.